UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No.   )*

                           BioLok International, Inc.

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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)


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                                 (CUSIP Number)

                                Norman H. Pessin
                           605 Third Avenue-19th Floor
                            New York, New York 10158
                                 (212) 476-5654
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 14, 2005
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

PAGE 2
CUSIP No.
Schedule 13D

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   1 NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              1) SEP IRA FBO Norman H. Pessin ###-##-####

              2) Sandra F. Pessin ###-##-####

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   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X]
(b) [X]
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   3 SEC USE ONLY

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   4 SOURCE OF FUNDS
         PF
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   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
[ ]

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   6 CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

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                           7 SOLE VOTING POWER
                             1) 680,000
   NUMBER OF SHARES          2) 226,667
     BENEFICALLY           -----------------------------------------------------
    OWNED BY EACH          8 SHARED VOTING POWER
      REPORTING            -----------------------------------------------------
     PERSON WITH           9 SOLE DISPOSITIVE POWER
                             1) 680,000
                             2) 226,667
                          ------------------------------------------------------
                          10 SHARED DISPOSITIVE POWER

                             ------------------------

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  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             1) 680,000

                             2) 266,667
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[ ]
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             1)4.44%

                             2)1.74%
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  14   TYPE OF REPORTING PERSON*

         IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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PAGE 3
CUSIP No.

Schedule 13D

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.01 par value (the "Common Stock"), of BioLok International, Inc., (the "Issuer"), whose principal executive offices are located at 368 S. Military Trail, Deerfield Beach, Florida 33442.

Item 2. Identity and Background

This Schedule 13D is being filed by SEP IRA F/B/O Norman H. Pessin and for Sandra F. Pessin (each a "Reporting Person") Certain information with respect to each Reporting Person is set forth below:

   Name and Address:                         1) SEP IRA F/B/O Norman H. Pessin
                                                c/o Norman H. Pessin
                                                605 Third Avenue-19th Floor
                                                New York, New York 10158

                                             2) Sandra F. Pessin
                                                605 Third Avenue-19th Floor
                                                New York, New York 10158

   Principal Occupation:                     1) Retired

                                             2) Housewife

   Criminal convictions:                     1) None

                                             2) None

   Civil proceedings:                        1) None

                                             2) None

   Citizenship:                              1) United States

                                             2) United States


Item 3. Source and Amount of Funds or Other Consideration SEP IRA F/B/O Norman
H. Pessin purchased 680,000 Shares of Common Stock as follows:


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PAGE 4
CUSIP No.

            Date                  Number of Shares            Price per Share
            ----                  ----------------            ---------------

            02/10/05                 480,000                       $0.77

            09/14/05                 200,000                       $1.50

This was a total of 680,000 shares for $670,000. Sandra F. Pessin purchased 266,667 shares on 02/22/05 for a purchase price of $200,000.

Item 4. Purposes of the Transactions

The purpose of the acquisitions of securities is investment. The Reporting Persons reserve the right to seek changes in the management of the issuer in the future or in its business. No such plans currently exist.

Item 5. Interest in Securities of the Issuer

SEP IRA F/B/O Norman H. Pessin owns 680,000 shares of common stock of the issuer, constituting 4.44% of the outstanding shares thereof. Sandra F. Pessin owns 266,667 shares constituting 1.74% of the outstanding shares thereof.

PAGE 5
CUSIP No.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            SEP IRA F/B/O Norman H.Pessin

                                        By: /s/ Norman H. Pessin
                                            -----------------------------
                                                Norman H. Pessin

                                            /s/ Sandra F. Pessin
                                            -----------------------------
                                                Sandra F. Pessin

September 21, 2005